GOLDCORP

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in U.S. dollars unless stated otherwise)

GOLDCORP RESPONDS TO OSISKO CIRCULAR AND LEGAL PROCEEDINGS

Vancouver, British Columbia, January 30, 2014 – GOLDCORP INC. (TSX: G, NYSE: GG) today responded to assertions and claims made by Osisko Mining Corporation ("Osisko") in its Directors' Circular and legal proceedings, both filed on January 29th, concerning Goldcorp's offer to acquire the outstanding shares of Osisko.

Following a careful review of Osisko's Directors' Circular and other public disclosures made by Osisko, there is no new material information concerning Osisko in these materials that was not already publicly known and inherent in its share price prior to Goldcorp's premium offer. No new information has been presented that would change Goldcorp's view that its offer is full and fair. Goldcorp's offer represents a 28% premium to the average closing price of Osisko's shares in the 20 days prior to the bid announcement on January 13, 2014; this premium is in addition to the substantial increase in Osisko's share price which began in the weeks leading up to Goldcorp's bid.

"At the time we made public our intention to launch an offer for Osisko, we laid out several compelling reasons why the combination of Goldcorp and Osisko would generate significant value for the shareholders of both companies, and those reasons continue to be fully supported by the facts," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Goldcorp's offer reflects the current market environment for gold and gold equities and provides a strong premium based on any reasonable valuation metric. We have seen fundamental changes take place in the gold market and the gold mining industry in recent years. Successful gold companies today must be financially disciplined, and make investments that provide strong rates of return to investors as opposed to overpaying for assets. Valuations have changed in connection with this fundamental market shift and we believe we have made a full and fair premium offer to Osisko shareholders. Osisko has communicated its intention to explore value-maximizing alternatives but without new information their only strategy appears to be to wait and hope for an improved valuation. Goldcorp believes that the most attractive alternative is this

proposed business combination and we continue to welcome the opportunity to discuss this further with Osisko's management, board and shareholders.

"We have met and discussed our offer with a significant number of Osisko's shareholders and have received strong support for this business combination," added Jeannes. "In addition to the immediate premium, they are excited at the prospect of further value creation available to them as shareholders of Goldcorp given our 50% growth profile over the next two years, our portfolio of low-cost operations which mitigates single-asset risks, and our strong balance sheet able to withstand any conceivable downturns in the gold market."

Goldcorp's Prior Proposals to Osisko

Based on the disclosure contained in Osisko's Directors' Circular, Osisko did not interpret the previous proposals and offers made by Goldcorp as being serious or significant. Goldcorp has a long track record of concluding mutually beneficial transactions. In every instance, Goldcorp's proposals and discussions with Osisko were undertaken with a similar intent. Osisko's management did not choose to engage in negotiations or even make a counterproposal to the several written offers that were presented to them by Goldcorp.

Osisko Legal Proceedings

Goldcorp today also responded to Osisko's filing of a Statement of Claim with regard to Goldcorp's actions under the terms of a confidentiality agreement prior to Goldcorp's Offer.

Goldcorp was served with legal proceedings alleging breach of a confidentiality agreement and seeking to enjoin Goldcorp's offer to acquire Osisko. While the Company is in the process of reviewing the pleadings, it denies the allegations made.

The Company will take all necessary steps to vigorously defend its position.

Advance Ruling

Goldcorp has obtained an Advance Ruling Certificate pursuant to Section 102 of the *Competition Act* (Canada) confirming that the Commissioner of Competition would not have sufficient grounds to challenge the acquisition of Osisko by Goldcorp.

About the Offer

Goldcorp's Offer was announced on January 13, 2014 and is open for acceptance until 5:00 p.m. EST on February 19, 2014, unless extended or withdrawn. The full details of the Offer are set out in the takeover bid circular (the "Circular") and related documents that were filed by Goldcorp with the Canadian provincial securities regulators and are available for review on Goldcorp's website at www.goldcorp.com and on SEDAR at www.sedar.com.

Goldcorp encourages securityholders of Osisko to read the full details of the Offer set forth in the Circular which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how Osisko shareholders can tender their Osisko shares to the Offer. For assistance in depositing Osisko shares to the Offer, Osisko shareholders should contact the Depositary, CST Trust Company, who can be contacted at 1-800-387-0825 toll free in North America or at 416-682-3860 outside of North America or by e-mail at inquiries@canstockta.com; or the Information Agent, D.F. King, who can be contacted at 212-269-5550 for all banks and brokerage firms or at 1-800-290-6431 toll-free for all others or by email at information@dfking.com.

About Goldcorp

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, and the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "seeks", "anticipates", "believes" or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2012 and other reports available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

website: www.goldcorp.com